UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2016

Commission File Number: 000-14740

North American Nickel Inc.

(Translation of registrant’s name into English)

British Columbia

(Jurisdiction of incorporation or organization)

Suite 301

260 West Esplanade,

North Vancouver, BC

Canada V7M 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

This Amendment to the Report on Form 6-K originally filed with the Securities and Exchange Commission by North American Nickel Inc. on March 30, 2016 (the “Original Form 6-K”) is being filed as a result of non-material corrections/updates to Exhibit 99.1 of the Original Form 6-K and corresponding updates to Exhibits 99.2 to 99.5 inclusive. On May 26, 2016, North American Nickel Inc. has distributed Exhibits 99.1 to 99.5 inclusive to the applicable Canadian securities regulators and to shareholders who requested same. Exhibit 99.6 was previously filed with the Original Form 6-K and remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

North American Nickel Inc.

Date: May 26, 2016	By:	/s/ Cheryl Messier
	Name:	Cheryl Messier
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	An Independent Technical Report for the Maniitsoq Nickel-Copper-PGM Project, Greenland, dated effective March 24, 2016 with a filing date of May 26, 2016

99.2	Certificate of Qualified Person dated May 26, 2016

99.3	Certificate of Qualified Person dated May 26, 2016

99.4	Consent of Qualified Person dated May 26, 2016

99.5	Consent of Qualified Person dated May 26, 2016

99.6	News Release dated March 30, 2016